

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

January 30, 2008

<u>Via U.S. Mail and Facsimile</u>
Mr. D. J. Schmalz
Chief Financial Officer
Archer Daniels Midland Company
4666 Faries Parkway Box 1470
Decatur, Illinois 62525

> **Re:** **Archer Daniels Midland Company**
> **Form 10-K for Fiscal Year Ended**
> **June 30, 2007**
> **Filed August 27, 2007**
> **File No. 1-00044**

Dear Mr. Schmalz:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Compensation Discussion and Analysis, page 12

1.   We direct you to Release 33-8732A, Section II.B.1. As noted therein, the compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual executive officers.   Please further supplement your disclosure to discuss in greater detail, each of the factors and analyses you indicate on page 13 were considered in structuring the amount and type of Ms. Woertz's compensation relative to the other executive officers. For example, consistent with Item 402(b)(iv), provide further discussion of the rationale for providing a guaranteed target bonus amount to Ms. Woertz during her first year of employment.

2.   You do not specify whether the committee has the authority to make all final decisions with regard to actual compensation awarded in a given fiscal year. Please clarify the Committee's role and authority with respect to final compensation determinations. See Item 407(e)(3)(i)(A) of Regulation S-K.

3.   Please provide further discussion and analysis of the effect of individual performance on base salary adjustments and incentive compensation. In this regard, we note discussion of the assessment of individual performance in making salary adjustments and the 20% weighting assigned to the achievement of "personal development objectives" when determining the annual cash bonus award. For each named executive officer, please disclose the elements of individual performance, both quantitative and qualitative, and specific contributions the compensation committee considered in its evaluation, and if applicable, how they factored into specific compensation decisions regarding the type and amount of compensation awarded. See Items 402(b)(1)(v) and 402(b)(2)(vii) of Regulation S-K.

Annual Compensation, page 13

4.   Please specify how each element of compensation relates to the data you analyzed from comparator companies. For example, disclose where you target each element of compensation against the peer group of comparator companies and where actual payments fall within targeted parameters. To the extent actual compensation fell outside a targeted percentile range, please explain why. See Item 402(b)(1)(v) of Regulation S-K.

5.   Please disclose the actual quantitative targets used to determine your named executive officers' incentive compensation for fiscal 2007 and 2008. For example, disclose the "multiple financial metrics" and non-financial goals established as targets for Ms. Woertz under the Supplemental Incentive Plan. Similarly, disclose the total business return established in 2007. In addition, please disclose the three-year weighted average return target that was established

for 2008 and how it is calculated. In this regard, we remind you that the compensation discussion and analysis should also address actions regarding executive compensation that were taken after the end of your last fiscal year. See Items 402(b)(2)(v)-(vi) and Instruction 2 to Item 402(b) of Regulation S-K. To the extent you believe disclosing the targets would result in competitive harm such that the targets could be excluded properly under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation supporting your conclusion. Please also note that to the extent disclosure of the quantitative or qualitative performance-related factors would cause competitive harm, you are required to discuss how difficult it will be for you to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b) of Regulation S-K.

6.   Referencing Item 402(b)(1)(vi) of Regulation S-K, please supplement your disclosure to explain why the company-performance metric was changed from the three-year rolling total business return to a three-year weighted average return.

Grants of Plan-Based Awards During Fiscal 2007, page 21

7.   Based on disclosure on page 15 regarding the payout levels of your long-term incentive compensation plan, it would appear that information regarding the minimum, target and maximum payout levels of awards that could be granted under the LTI Program should have been reflected in the table. Please refer to Item 402(d)(2) of Regulation S-K and as may be appropriate, revise your disclosure accordingly.

Termination of Employment and Change in Control Agreements, page 27

8.   Please discuss how these agreements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements. See paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K.

Director Compensation for Fiscal 2007, page 31

9.   Include a footnote describing all assumptions made in the valuation of the stock awards granted to your directors by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in management's discussion and analysis. See the Instruction to Item 402(k), indicating that the Instruction to 402(c)(2)(v) and (vi) applies equally to Item 402(k).

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Sean Donahue at (202) 551-3579 or, in his absence, Mellissa Campbell Duru, at (202) 551-3757 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: M. Duru
       S. Donahue